SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NUTRITION 21, INC.

(Name of Issuer)

COMMON STOCK, $0.005 PAR VALUE
(Title of Class of Securities)

67069V108
 (CUSIP Number)

Michel Amsalem or Joshua Thomas
c/o Midsummer Capital, LLC
295 Madison Avenue, 38th Floor
New York, New York 10017
212 624 5030

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2010
____________________
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
☒

1     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON [ENTITIES ONLY]

Midsummer Investment Ltd. (“Midsummer Investment”)

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3     SEC USE ONLY

4     SOURCE OF FUNDS

OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)

Not Applicable.

6     CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH
7     SOLE VOTING POWER

11,270,184

8     SHARED VOTING POWER

0

9     SOLE DISPOSITIVE POWER

11,270,184

10    SHARED DISPOSITIVE POWER

0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,270,184 (See Items 3, 4 and 5)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.12% (See Items 3, 4 and 5)

14    TYPE OF REPORTING PERSON

        OO

Item 1.   Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.005 par value (the “Common Stock”) of Nutrition 21, Inc., a New York corporation, which has its principal business office at 4 Manhattanville Road, Purchase, New York 10577 (the “Company” or the “Issuer”).

Item 2.   Identity and Background.

(a)           This Statement is filed by Midsummer Investment Ltd., an entity organized under the laws of Bermuda (“Midsummer Investment” or the “Reporting Person”).

(b)           The business address for the Reporting Person is c/o Midsummer Capital, LLC, 295 Madison Avenue, 38th Floor, New York, NY 10017.

(c)           The principal business of the Reporting Person is purchasing, selling, trading and investing in securities.

(d)           The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)           The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

On September 11, 2007, pursuant to a securities purchase agreement (the “Purchase Agreement”), the Company issued and sold 5,000 shares of the Company’s 8% Series J Convertible Preferred Stock (the “Preferred Stock”).  The aggregate purchase price paid for the Preferred Stock was $5,000,000.

As payment of dividends on the Preferred Stock, the Reporting Person received the 11,270,184 shares of Common Stock beneficially owned.

In addition to the Preferred Stock, pursuant to the Purchase Agreement, the Reporting Person also received Common Stock purchase warrants to purchase up to an aggregate 1,891,611 shares of Common Stock (the “Warrants”).  As of the date of this filing, the Reporting Person has not exercised any of the Warrants.

Item 4.   Purpose of Transaction.

The Reporting Person is considering and evaluating strategic alternatives designed to lead to the maximization of the value of its investment in the Issuer which includes beneficial ownership of the Issuer’s Common Stock, the Warrants and the Preferred Stock.  The Reporting Person believes that there may be opportunities to significantly improve the Issuer's strategic direction, as well as the value of its investment.  In this connection, the Reporting Person may hold discussions with management of the Issuer, other stockholders (including other holders of Preferred Stock) and with third parties that may address a number of issues, including without limitation, its respective views on:

•             the Issuer's business and prospects;
•             the disposition of certain of its operations or the business as a whole;
•             concerns over the direction and management of the Issuer generally, and in particular;
•             the structure of management compensation, including payment of bonuses;
•             composition of the board of directors;
•             control of discretionary corporate expenditures; and
•             other opportunities to improve or realize on the value of their investment in the Issuer.

At this time, the Reporting Person has not made any decisions regarding its future intentions with regards to its plans and proposals with respect to the Issuer.  However, the Reporting Person is discussing and seeking input from other holders of the Preferred Stock regarding possible joint strategies which could lead to a change of control of the Issuer, including but not limited to, requiring the redemption of the Preferred Stock into shares of Common Stock which could result in the Reporting Person, along with other holders of the Preferred Stock, holding a majority of the voting Common Stock of the Issuer.

The Reporting Person reserves the right to change its plans and intentions, including the right to increase or decrease its investment in the Issuer.  In particular, the Reporting Person may (i) purchase additional shares of Common Stock, (ii) sell or transfer shares of Common Stock or Preferred Stock in public or private transactions, (iii) enter into privately negotiated derivative transactions and/or public purchases and sales of puts, calls and other derivative securities to hedge the market risk of some or all of its positions in the Common Stock and/or (iv) take any other action that might relate to or result in any of the actions set forth above.  Any such actions may be effected at any time or from time to time, subject to any applicable limitations imposed on the actions by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or other applicable law.

Except as described herein, the Reporting Person has not formulated any plans or proposals that relate to or would result in any of the events or transactions described above.  Further, the Reporting Person expressly retains the right to independently vote and dispose of shares of Common Stock and Preferred Stock which it beneficially owns.

Item 5. Interest in Securities of the Issuer.

(a) and (b)  Midsummer beneficially owns 11,270,184 of the voting securities of the Company representing approximately 9.12% of the outstanding voting securities of the Company as of the date hereof (based on the 123,617,175 shares of Common Stock issued and outstanding as reported on the Company’s annual report on Form 10-K, dated September 22, 2010).

Midsummer Capital, LLC (“Midsummer Capital”) is the investment advisor to Midsummer Investment. By virtue of such relationship, Midsummer Capital may be deemed to have dispositive power over the shares owned by Midsummer Investment. Midsummer Capital disclaims beneficial ownership of such shares. Mr. Michel Amsalem and Mr. Joshua Thomas have delegated authority from the members of Midsummer Capital with respect to the shares of Common Stock owned by Midsummer Investment. Messrs. Amsalem and Thomas may be deemed to share dispositive power over the shares of common stock held by Midsummer Investment. Messrs. Amsalem and Thomas disclaim beneficial ownership of such shares of Common Stock, and neither person has any legal right to maintain such delegated authority.

(c)           The Reporting Person has not effected transactions in the Common Stock during the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.    Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

October 1, 2010

MIDSUMMER INVESTMENT LTD.

	By:	/s/ Michel A. Amsalem
Name: Michel A. Amsalem
Title: Director